Exhibit 3.535
CERTIFICATE OF FORMATION
GREAT PLAINS LANDFILL OK, LLC
     Pursuant to § 18-201, Delaware Code Annotated, the undersigned states as follows:
     1. Name. The name of the limited liability company (the “Company”) formed by this instrument is “Great Plains Landfill OK, LLC”.
     2. Registered Office; Registered Agent. The address of the registered office of the Company in Delaware is Corporation Trust Center, 1209 Orange Street, Wilmington, County of New Castle. The Company’s registered agent at that address is The Corporation Trust Company.
     IN WITNESS WHEREOF, the undersigned, an authorized person of the Company, has caused this Certificate of Formation to be duly executed as of the 4rth day of June, 1997.

Allied Waste North America, Inc.,
a Delaware corporation,
Member

By: Its:	/s/ Steven M. Helm Vice President Legal
Steven M. Helm